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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ms. Jessica Dickerson
Mr. Chris Edwards

Re:	Preliminary Proxy Statement on Schedule 14A of Wave Life Sciences Ltd.
Filed April 15, 2026 (File No. 001-37627)

Ladies and Gentlemen:

On behalf of Wave Life Sciences Ltd., a public company limited by shares incorporated under the laws of the Republic of Singapore (“Wave”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 30, 2026, regarding the Preliminary Proxy Statement on Schedule 14A, which was filed with the Commission on April 15, 2026 (the “Proxy Statement”).

Wave has further revised the Proxy Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. All references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Proxy Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Proxy Statement.

Staff Comments

Description of Wave-Delaware Capital Stock; Choice of Forum, page 51

1.

We note your disclosure regarding the forum selection clause in the Wave-Delaware amended and restated certificate of incorporation. Please revise your disclosure to describe any subject matter jurisdiction carve out, including to clarify whether the clause is intended to apply to federal securities law claims, and to describe any risks or other impacts on stockholders. In

May 1, 2026

describing any such risks, you should address the increased costs that stockholders may experience in bringing a claim and the potential that the forum selection clause may discourage claims or limit stockholders’ ability to bring a claim in a judicial forum that they find favorable. Please also disclose that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised page 51 of the Amended Proxy Statement to include such disclosure.

* * * * * *

Please do not hesitate to contact Mark Bekheit by telephone at (650) 463-3032 or by email at mark.bekheit@lw.com, or Lauren Lefcoe by telephone at (415) 395-8294 or by e-mail at lauren.lefcoe@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark Bekheit
Mark M. Bekheit of LATHAM & WATKINS LLP

cc:	Paul Bolno, Wave Life Sciences Ltd.

Linda Rockett, Wave Life Sciences Ltd.

Lauren Lefcoe, Latham & Watkins LLP